SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

    X             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 000-08467

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

WESBANCO, INC. KSOP

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESBANCO, INC.
1 Bank Plaza
Wheeling, WV 26003

WesBanco, Inc. KSOP

Financial Statements
and Supplemental Schedules

December 31, 2015 and 2014 and Year Ended December 31, 2015

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              WESBANCO, INC. KSOP

Date: June 24, 2016                                                                                                                                                                                                  /s/ Robert H. Young
Robert H. Young
Executive Vice President and
Chief Financial Officer

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

WesBanco, Inc. KSOP
December 31, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Committee and Board of Directors

We have audited the accompanying statements of net assets available for benefits of WesBanco, Inc. KSOP as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of WesBanco, Inc. KSOP at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental  Schedule of Assets (Held at Year End) as of December 31, 2015, and Schedule of Reportable Transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of WesBanco, Inc. KSOP's  financial statements. The information in the supplemental schedules is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 24, 2016

WesBanco, Inc. KSOP
Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
ASSETS
Investments at fair value	$81,942,093	$81,521,954

Receivables:
Contributions receivable - Employee	81,398	119,066
Contributions receivable - Employer	44,787	68,013
Loans to participants	3,002,012	2,249,433
Accrued dividends	138,631	118,273
Total receivables	3,266,828	2,554,785

Total assets	85,208,921	84,076,739

LIABILITIES	-	-

Net assets available for benefits	$85,208,921	$84,076,739

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2015	2014
ADDITIONS
Investment income:
Interest and dividends	$ 3,921,748	$ 4,004,695
Net (depreciation) appreciation in fair value of investments	(5,476,972)	1,685,432
Total investment (loss) income	(1,555,224)	5,690,127

Contributions:
Employer	2,494,007	2,156,587
Employee	8,154,063	4,452,342
Total contributions	10,648,070	6,608,929

Total additions	9,092,846	12,299,056

DEDUCTIONS
Distributions to participants	7,953,442	8,444,969
Other expense	7,222	1,727

Total deductions	7,960,664	8,446,696

Net increase	1,132,182	3,852,360

Net assets available for benefits:
Beginning of year	84,076,739	80,224,379

End of year	$ 85,208,921	$ 84,076,739

See accompanying notes to the financial statements.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 1 – Description of the Plan

WesBanco, Inc. ("WesBanco" or the "Company") is a bank holding company offering a wide range of financial services, including customary banking services, trust and investment management, insurance and brokerage services, through offices located in West Virginia, southern and central Ohio and western Pennsylvania.

The following brief description of the WesBanco, Inc. KSOP (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan Agreement and Summary Plan Description for more complete information.  The Plan is administered by a committee comprised of employees and directors appointed by the Board of Directors of WesBanco. The Plan includes an employee stock ownership plan ("ESOP") and a contributory 401(k)-profit sharing plan. PNC Bank, N.A. ("PNC" or "Trustee") is the trustee and record-keeper of the Plan.  Trustee fees may be paid by the Plan or WesBanco, the Plan Sponsor, at the discretion of WesBanco.

Employee Stock Ownership Plan – Employer contributions to the ESOP are made in an amount determined by the Board of Directors.  For any year in which the ESOP has a loan outstanding, the contribution may be no less than is needed to pay the required principal and interest on the loan for that year, net of dividends received on unallocated common stock.  There were no ESOP loans outstanding at December 31, 2015 and 2014.  The ESOP makes contributions to the participants who complete 1,000 hours of service during the plan year and who are actively employed on December 31. Contributions and forfeitures are allocated to participants in proportion to each participant's compensation but cannot exceed the lesser of $53,000 or 100% of such participant's compensation during the plan year.

Participants' interests in the ESOP are fully vested after five years of service.  Distributions to participants who have left employment of the Company or their beneficiaries may be paid in either cash or stock in a lump-sum or installments over a period that the participant selects, within certain plan restrictions.  Generally, terminations of employment prior to completion of five years of service for reasons other than death, normal retirement or permanent disability result in forfeiture.  Forfeitures of terminated non-vested account balances at December 31, 2015 and 2014 totaled $2,695 and $12,481, respectively.  No employer ESOP contributions were made for the years ended December 31, 2015 and 2014.

401(k) – The 401(k) provides for salary deferral and matching employer contributions.  An employee who has completed 60 days of service after attaining 21 years of age shall be eligible to become a participant of the 401(k) the first day of each calendar month.  Eligible employees can invest the employee deferral, employer matching and employee rollover contribution among funds that are made available by the Plan Administrator.  A participant's interest is 100% vested in the employee deferral, employer matching and rollover accounts upon becoming eligible to

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 1 – Description of the Plan (continued)

participate in the 401(k).  Hardship distributions can be made from a participant's employee deferral account with approval by the Plan Administrator, if specific criteria are met. Employer matching contributions may be paid to the Plan in cash or shares of WesBanco, Inc. common stock, as determined by the Board of Directors. Participants may redirect any employer matching contributions made in common stock into other registered investment funds. For the years ended December 31, 2015 and 2014, the matching contributions were equal to 100% of the first 3% of compensation deferred and 50% of the next 2% of compensation deferred and were paid in cash.  The amount of the contribution per employee did not exceed the $53,000 total contribution amount (employees' salary deferrals plus employer's matching contributions) permitted by federal law.

The Plan includes provisions authorizing loans from the Plan to active eligible participants. The minimum loan amount is $1,000 while the maximum loan is determined by the available loan balance which is restricted to the lesser of $50,000 or 50% of the participant's vested account balance. A participant may have two loans outstanding at any given time. Loans are evidenced by promissory notes and are repayable over a period not to exceed five years, except loans to purchase a principal residence, which must be repaid over a period not to exceed ten years.  Loans bear an interest rate commensurate with the prevailing rate charged by commercial lenders in the business of making similar type loans.  Loans outstanding at December 31, 2015 had interest rates between 3.25% and 4.25% with maturities through November 2025.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation – The financial statements of the Plan are prepared on an accrual basis except for distributions to participants that are recorded when paid. Purchases and sales of securities are accounted for as of the trade date. Interest and dividend income is recorded as earned.

Valuation of Investments – The Plan's investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end.

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedules. Actual results could differ from those estimates.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 2 – Summary of Significant Accounting Policies (continued)

Plan Termination – Although it has not expressed any intent to do so, WesBanco has the right to amend or terminate the Plan at any time.  In the event that the Plan is completely or partially terminated or WesBanco determines it will permanently discontinue making contributions to the Plan, all property then credited to the participants' accounts will immediately become fully vested and non-forfeitable. The Trustee will be directed to either continue to hold the property in the participants' accounts in accordance with provisions of the Plan or distribute to such participants all property allocated to their accounts.

Loans to Participants – Loans to participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans can either be charged a late fee or be called due to a default of payment in principal and interest, at which time the participant loan would be reclassified as a distribution based upon the terms of the Plan.

Recent Accounting Pronouncements – In July 2015, the FASB issued Accounting Standards Update ("ASU") 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 965): (Part I) Fully-Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU is not applicable to the Plan. Part II of the ASU eliminates the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Part II of the ASU is to be applied retrospectively. Management has elected to adopt Part II of the ASU early.

Note 3 – Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund managed by PNC. PNC is the trustee as defined by the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions.

Legal, accounting and other administrative fees are paid at the discretion of the Plan Sponsor by the Plan or the Plan Sponsor.  WesBanco Bank, Inc., a subsidiary of the Company, provides investment advisory services for the WesMark Funds, a mutual fund family. The Plan is administered by the Plan Sponsor.  In addition, the Plan holds common shares of WesBanco, Inc., the Plan Sponsor, that paid dividends to the Plan totaling $490,155 and $512,812 for the years ended December 31,  2015  and  2014,  respectively.  The  Plan  also  invests  in  WesMark

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 3 – Party-in-Interest Transactions (continued)

Funds that paid dividends to the Plan totaling $252,571 and $233,434 for the years ended December 31, 2015 and 2014, respectively.

Note 4 – Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service ("IRS") dated November 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 5 – Investments

The following investment information was obtained or derived from information provided to the plan administrator and certified as complete and accurate by PNC, the trustee of the Plan.

	December 31,
	2015	2014
Participant-directed investments:
Registered investment companies - mutual funds	$ 59,140,496	$ 56,552,231
WesBanco, Inc. common stock	16,609,271	18,892,763
Money market fund	6,192,326	6,076,960
Total investments at fair value certified by the trustee	$ 81,942,093	$ 81,521,954

	Year Ended December 31,
	2015	2014
Investment income certified by the trustee:
Net appreciation (depreciation) in fair value of investments	$ (5,476,972)	$ 1,685,432
Interest and dividends	$ 3,921,748	$ 4,004,695

Note 6 – Fair Value Measurement

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurement and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lower priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations are based on unadjusted quoted prices in an active market for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Valuations are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 6 – Fair Value Measurement (continued)

other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value.

Registered Investment Companies and equity securities:  The fair value of registered investment companies is stated at the net asset value ("NAV") as reported by the funds on the last business day of the plan year. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund: Valued at NAV and held by the Plan at year-end.

FASB provides investors with a practical expedient for measuring the fair value of investments in certain entities that calculate NAV. The practical expedient enables an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment.

As a practical expedient, fair value of the money market fund is valued at the NAV as determined by the custodian of the fund and is tracked on a unitized basis. Unitizing the money market fund allows for daily trades. The money market fund includes short-term United States dollar denominated money market instruments. The money market fund can be redeemed at its NAV measurement date as there are no significant restrictions on the ability of participants to sell this investment. The application of the practical expedient did not have a material effect on the Plan's fair value measurements.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 6 – Fair Value Measurement (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value:

	Assets at Fair Value as of December 31, 2015
	Total	Level 1	Level 2	Level 3

Registered investment companies	$ 59,140,496	$ 59,140,496	$ -	$ -
Equity securities	16,609,271	16,609,271	-	-
Investments measured at net asset value(1)	6,192,326	-	-	-
Total investments at fair value	$ 81,942,093	$ 75,749,767	$ -	$ -

	Assets at Fair Value as of December 31, 2014
	Total	Level 1	Level 2	Level 3

Registered investment companies	$ 56,552,231	$ 56,552,231	$ -	$ -
Equity securities	18,892,763	18,892,763	-	-
Investments measured at net asset value(1)	6,076,960	-	-	-
Total investments at fair value	$ 81,521,954	$ 75,444,994	$ -	$ -

(1) Certain investments measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

The Plan did not hold any Level 2 or Level 3 assets at December 31, 2015 and 2014.

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 7 – Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial
statements	$ 85,208,921	$ 84,076,739
Less: Amount allocated to withdrawing participants	(195,228)	(119,769)
Net assets available for benefits per Form 5500	$ 85,013,693	$ 83,956,970

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2015 and 2014 to the Form 5500:

For the year ended
December 31, 2015
Benefits paid to participants per the financial statements	$ 7,953,442
Add: Amounts allocated to withdrawing participants at December 31, 2015	195,228
Less: Amounts allocated to withdrawing participants at December 31, 2014	(119,769)
Benefits paid to participants per the Form 5500	$ 8,028,901

For the year ended
December 31, 2014
Benefits paid to participants per the financial statements	$ 8,444,969
Add: Amounts allocated to withdrawing participants at December 31, 2014	119,769
Less: Amounts allocated to withdrawing participants at December 31, 2013	(1,012,256)
Benefits paid to participants per the Form 5500	$ 7,552,482

WesBanco, Inc. KSOP
Notes to the Financial Statements
December 31, 2015 and 2014

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedules

WesBanco, Inc. KSOP
EIN #55-0571723 Plan #002
Schedule H, Line 4i – Schedule of Assets (Held at Year End)
December 31, 2015

Identity of
Issue, Borrower,
Lessor, or					Current
Similar Party		Description of Investment		Cost	Value

		Registered Investment Companies
200,326	shares	American Balanced R4		**	$ 4,767,756
497,156	shares	American Century Equity Income		**	3,957,360
80,202	shares	American EuroPacific Growth R4		**	3,569,782
125,860	shares	American Growth Funds of America R4		**	5,156,475
71,797	shares	American Small Cap World R4		**	3,108,810
73,043	shares	BlackRock GNMA Service		**	712,896
14,372	shares	BlackRock S&P 500 Stock Fund		**	3,514,271
92,281	shares	Federated Total Return Government Bond		**	1,002,175
200,523	shares	Fidelity Advisor Small Cap A		**	4,880,727
244,956	shares	PIMCO Total Return		**	2,466,706
86,274	shares	T. Rowe Price Growth Stock		**	4,548,383
67,367	shares	T. Rowe Midcap Value		**	1,673,402
84,960	shares	T. Rowe Price Target Retirement 2010 Fund		**	1,428,183
216,319	shares	T. Rowe Price Target Retirement 2020 Fund		**	4,231,195
140,779	shares	T. Rowe Price Target Retirement 2030 Fund		**	3,047,873
91,806	shares	T. Rowe Price Target Retirement 2040 Fund		**	2,057,376
138,995	shares	T. Rowe Price Target Retirement 2050 Fund		**	1,756,894
135,090	shares	WesMark Bond Fund	*	**	1,342,799
288,934	shares	WesMark Growth Fund	*	**	5,229,709
54,668	shares	WesMark Small Company Growth Fund	*	**	687,724
		Total Registered Investment Companies			$ 59,140,496

		Money Market Funds
5,299,380	units	PNC Money Market Service Class
		Unitized Trust	*	**	$ 6,192,326

		Equity Securities
553,574	shares	WesBanco, Inc. Common Stock	*	**	$ 16,609,271

		Participant Loans
		Loan Account (interest rates between 3.25%	*
		and 4.25 % with maturities through November 2025)			$ 3,002,012

* Party-in-interest
** Participant-directed investment, cost not required.

WesBanco, Inc. KSOP
EIN #55-0571723 Plan #002
Schedule H, Line 4j – Schedule of Reportable Transactions
For the Year Ended December 31, 2015

Current
Value of
Asset on
Identity of		Purchase	Selling	Cost of	Transaction	Net Gain /
Party Involved	Description of Assets	Price	Price	Asset	Date	(Loss)

There were no Category I, II, III or IV reportable transactions for the year ended December 31, 2015.

EXHIBIT INDEX

Exhibit No.                                        Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm